Exhibit 99.2

Management’s Discussion and Analysis

ARRIS RESOURCES INC.

(Formerly Bassett Ventures Inc.)

2nd Quarter Report

Six months ended June 30, 2007

ARRIS RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

2nd Quarter Report – June 30, 2007

The following discussion and analysis of the operations, results, and financial position of the Company for the three months ended June 30, 2007 should be read in conjunction with the June 30, 2007 unaudited Financial Statements and the related Notes and the audited annual financial statements and related notes for the year ended December 31, 2006. The effective date of this report is August 16, 2007.

Forward Looking Statements

Except for historical information, the Management’s Discussion and Analysis (“MD&A”) may contain forward looking statements.  These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed of implied by these forward looking statements.

Business Overview

The Company was incorporated in 1987 in the Province of British Columbia, Canada. The Company is a reporting issuer in British Columbia, Alberta, and Ontario and its common shares are traded on the CNQ under the symbol “ARIS.U” and on the OTCBB in the United States under the symbol “ARRRF”.  The Company’s principal business activities are the exploration and development of oil & gas properties. Currently the Company is focused on the exploration and development of the Alexander prospect, an oil and gas project northwest of Edmonton, Alberta.

The Company is continually investigating new exploration opportunities, and exploration is carried out on properties identified by management as having favorable exploration potential.

Overview of Projects

The Company holds a 30% Working Interest in the Alexander prospect, an oil & gas prospect located 75 km northwest of Edmonton, Alberta. Re-completion work on the Highview Alex 6-7-51-1 W5M is expected to begin in the late summer of 2007.

Project Highlights:

- Operations: 3+ Oil and Gas wells with water disposal

- Target/Property size: Oil and Natural Gas/2,560 acres of land

- Formation: Belly River, Ellerslie and Wabamum

- Current Status: Completion operations are ongoing

- Risk Profile: Medium impact, steady production once on line

- Production: 1st well tested to produce 25 BOPD

- Multiple targets to drill from 3D seismic for 2007; project is near a natural pipeline

Results of Operations

Year to date (6 months)

Ona reported a decrease in cash from $558,158 at December 31, 2006 to $531,577 at June 30, 2007 and accounts receivable decrease from $2,906 at December 31, 2006 to $1,120 at June 30, 2007 with total assets increasing $123,433.  There were no 1,000,000 warrants exercised in the quarter. The issued share capital is 10,216,843 common shares at June 30, 2007.

The loss for the six months ended June 30, 2007 was $15,611 compared to $87,898 for the same period in 2006. The losses in both periods are fully attributable to general & Administrative expenses.

In the quarter the Company granted no Stock Options.

Share Structure

Authorized : Unlimited common shares without par value

Common shares issued:

	Number	Amount

Balance, at June 30, 2007	10,216,843	$ 1,962,707

The continuity of the Company’s share purchase warrants is as follows:

		Balance	Changes in the period			Balance
	Exercise	December 31			June 30
Expiry dates	Prices	2006	Issued	Exercised	Expired	2007

Jun 15, 2008	$0.175	5,000,000	-	1,000,000	-	4,000,000

Total		5,000,000	-	1,000,000	-	4,000,000
Weighted average Exercise price		$ 0.175	-	$ 0.14	-	$ 0.175

The continuity of the Company’s share purchase options is as follows:

Expiry dates	Exercise prices ($)	Balance December 31, 2006	Issued	Exercised	Cancelled	Balance June 30, 2007

January 25, 2002	1.20	8,583	-	(8,583)	-	-
December 9, 2003	1.40	118,750	-	-	(118,750)	-
January 16, 2004	1.17	37,500	-	-	(37,500	-
August 25, 2004	0.70	237,500	-	-	(237,500)	-
		402,333	-	(8,583)	(393,750)	-

Weighted average Exercise price		$ 0.96			$ 0.96	$ -
Weighted average remaining life		2.33				-

Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight quarters:

Period ended	Jun 30 2007 Q2	Mar 31 2007 Q1	Dec 31 2006 Q4	Sept 30 2006 Q3	Jun 30 2006 Q2	Mar.31 2006 Q1	Dec. 31 2005 Q4	Sept. 30 2005 Q3
Total Revenue	-	-	-	-	-	-	-	-
Net Income (loss)	22,206	(6,595)	(14,471)	(7,394)	(57,829)	(30,069)	(122,669)	116,775
Basic loss per Share	(0.00)	(0.00)	(0.02)	(0.00)	(0.01)	(0.01)	(0.04)	0.04

As the Company has no revenue at this time, the net loss results primarily from corporate overheads including stock based compensation. Stock based compensation is a non cash expense representing an estimate of the fair value of options granted to directors, officers and consultants of the Company calculated by applying the Black Scholes option pricing model.

Liquidity and Capital Resources

The Company had working capital of $552,568 at June 30, 2007.  Historically, the Company has raised funds through equity financing and the exercise of options and warrants to fund its operations and it continues to rely upon these sources of capital to finance its operations.  The market price of natural resources is highly speculative and volatile. Instability in prices may affect the interest in resource properties and the development of and production from such properties. This may adversely affect the Company’s revenues as well as its ability to raise capital to acquire and explore resource properties.

Financing is potentially available through the exercise of 4,000,000 outstanding share purchase warrants at US$0.15 per share until June 14, 2008.  However, there can be no assurance that any of these outstanding convertible securities will be exercised.

The Company will likely have more capital requirements for any material business acquisition and will therefore be required to raise additional funds.  In addition, if the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing. Although the Company has previously been successful in raising the funds required for its operations, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is now in the process of searching for suitable acquisitions, but has not yet identified any.  The ability of the Company to continue as a going concern and discharge its liabilities when due is dependent on its ability to identify new business opportunities and convert them into profitable operations. No agreements related to new business opportunities have been reached and there can be no assurance that such agreements will be reached.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet transactions.

Transactions with Related Parties

There were no related party transactions in the quarter.

Proposed Transactions

There are currently no transactions proposed that would materially effect the performance of the Company.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

Financial Instruments

The Company’s financial instruments consist of cash, amounts receivable, accounts payable and accrued liabilities. Terms of the financial instruments are fully disclosed in the Company’s financial statements. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from its financial instruments and that their fair values approximate their carrying values unless otherwise noted.

Internal Disclosure Controls and Procedures

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded, based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries is made known to management and disclosed in accordance with applicable securities regulations.

Subsequent Events

The following has occurred subsequent to the period ending June 30, 2007.

On July 16, 2007, the Company consolidated its share capital on a 5 old for 1 new basis.

On July 31, 2007, the Company completed a private placement for proceeds of US$262,500 by issuing 5,250,000 units at US$0.05 per unit.  Each unit consisted of one share and one share purchase warrant, exercisable for a period of two years at a price of US0.065.  A finders fee was paid in conjunction with this placement.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

August 24, 2007

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